FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:

Enclosure 1: Dividend Declaration on 22 February 2008

Enclosure 2: EPT Disclosure on 25 February 2008

Enclosure 3: Rule 8.3-Biffa PLC on 25 February 2008

Enclosure 4: Employee Share Scheme on  25 February 2008

Enclosure 5: Rule 8.3-Biffa PLC on 26 February 2008

Enclosure 1

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES F, H, L - N, and P - T NON-CUMULATIVE DOLLAR PREFERENCE
SHARES of US$0.01 FOR THE THREE MONTHS TO 31 MARCH 2008

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by
American Depositary Shares, for the three months to 31 March 2008. The dividends will be paid on 31 March 2008 at the undernoted rates to holders on the register at the close of business on 14 March 2008. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The
Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American
Depositary Shares is 14 March 2008.

Series               Dividend payable per share
Series F             US$0.478125
Series H             US$0.453125
Series L             US$0.359375
Series M             US$0.40
Series N             US$0.396875
Series P             US$0.390625
Series Q             US$0.421875
Series R             US$0.382825
Series S             US$0.4125
Series T             US$0.453125

DIVIDEND ON SERIES U* NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE
SIX MONTHS TO 31 MARCH 2008

The Directors have declared the specified dividend on the undernoted series of non-cumulative dollar preference shares, all of which are represented by
American Depositary Shares, for the six months to 31 March 2008. The dividends will be paid on 31 March 2008 at the undernoted rate to holders on the register at the close of business on 14 March 2008. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The
Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American
Depositary Shares is 14 March 2008.

Series                Dividend payable per share
Series U*             US$3,735.00

* from date of issue, 4 October 2007

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF
US$0.01 FOR THE SIX MONTHS TO 31 MARCH 2008

The Directors have declared the specified dividend on the undernoted series of non-cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 31 March 2008.
The dividends will be paid on 31 March 2008 at the undernoted rate to holders on the register at the close of business on 14 March 2008. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted
American Depositary Shares is 14 March 2008.

Series               Dividend payable per share
Series 1             US$45.59

22 February 2008

End

Enclosure 2

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS
BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1.     KEY INFORMATION

Name of exempt principal trader	The Royal Bank of Scotland plc (a wholly-owned subsidiary of The Royal Bank of Scotland Group plc)
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD GBP 0.05
Date of dealing	22 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	2,200,000 (0.3205)	0 (0.00)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total	2,200,000 (0.3205)	0 (0.00)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)	Rights to subscribe (Note 2)

Class of relevant security:	Details

3.     DEALINGS (Note 3)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Purchase	200,000	6.6600 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d)     Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)

Details	Price per unit (if applicable) (Note 4)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 38.5(b) attached? (Note 8)                     ~~YES~~/NO

Date of disclosure	25 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
Name of offeree/offeror with which connected	Impala Holdings Ltd (a subsidiary of Pearl Group Limited).
Nature of connection (Note 9)

ABN-AMRO is acting as Financial Advisor to Pearl Assurance Ltd (Pearl Group Ltd) regarding the potential bid for Resolution plc. ABN-AMRO is a subsidiary of RFS Holdings N.V. in which the Royal Bank of Scotland Group plc have a 38.3% interest.

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure  3

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	22 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,977,376	(1.7084%)	324,415	(0.0927%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	5,977,376	(1.7084%)	324,415	(0.0927%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	2,500,000 625,000	3.7050 GBP 3.7001 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	25 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at href="http://www.thetakeoverpanel.org.uk"> www.thetakeoverpanel.org.uk

 Enclosure  4

Company Announcement

The Royal Bank of Scotland Group plc
Employee Share Schemes

The Royal Bank of Scotland Group plc announces that it has applied to the London Stock Exchange and the UK Listing Authority for a new block listing of ordinary shares of 25 pence each. These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company’s obligations under the following employee share schemes:

(i)	70,000,000 Ordinary Shares of 25 pence each in respect of The Royal Bank of Scotland Group plc 2007 Sharesave Plan;

(ii)	5,000,000 Ordinary Shares of 25 pence each in respect of The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan;

(iii)	20,000,000 Ordinary Shares of 25 pence each in respect of The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan;

(iv)	50,000,000 Ordinary Shares of 25 pence each in respect of The Royal Bank of Scotland Group plc 1997 Sharesave Scheme;

(v)	30,000,000 Ordinary Shares of 25 pence each in respect of The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme;

(vi)	30,000,000 Ordinary Shares of 25 pence each in respect of The Royal Bank of Scotland Group plc, Employee Share Ownership Plan .

Participants in these employee share schemes have or will become entitled to these new shares following the exercise of share options or allocation of share awards. The shares will rank equally with the existing ordinary shares of the Company. Application has been made for the 205,000,000 new shares to be admitted to the Official List and approval of the block listing application is expected on 29 February 2008.

Further copies of this announcement are available at the Company’s offices at RBS Gogarburn, Edinburgh and at the Company Announcements Department, The Stock Exchange.

 Enclosure 5

                                                                                                                                                                                                                                    FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	25 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	6,727,376	(1.9228%)	324,415	(0.0927%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	6,727,376	(1.9228%)	324,415	(0.0927%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	750,000	3.4570 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	26 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat